6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 22, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X       Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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                                                     February 22, 2006
                                                     P 145/06e
                                                     Daniel Smith
                                                     Phone:    +49 621 60-20829
                                                     Fax:      +49 621 60-92693
                                                     daniel.smith@basf.com


          BASF completes (euro)1.5 billion share buyback program and plans to buy back shares for a further (euro)500 million


In mid-February 2006, BASF completed its (euro)1.5 billion share buyback program that it announced in April 2005. Of this amount, (euro)339 million was spent to buy back shares in 2006. Under the program, a total of 26.3 million shares was bought back at an average price of (euro)56.93.

The Board of Executive Directors of BASF Aktiengesellschaft, Ludwigshafen, has decided to continue with the company's share buyback program, and plans to buy back shares for a further (euro)500 million up to the company's Annual Meeting in 2007. The buyback can start immediately. The Board of Executive Directors will propose at the Annual Meeting on May 4, 2006, to extend the existing authorization to buy back shares, which is valid until October 27, 2006.

The aim of buying back shares is to reduce the equity ratio. The shares will be cancelled, thus reducing the share capital of BASF Aktiengesellschaft accordingly.

BASF has reduced the number of outstanding shares by 20.7 percent between the start of the share buyback program in 1999 and mid-February 2006.



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Page 2                                                                 P 145/06e


BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than (euro)42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BASF Aktiengesellschaft


Date: February 22, 2006                      By: /s/ Elisabeth Schick
                                             -----------------------------------
                                             Name: Elisabeth Schick
                                             Title: Director Site Communications
                                             Ludwigshafen and Europe


                                             By: /s/ Christian Schubert
                                             -----------------------------------
                                             Name: Christian Schubert
                                             Title: Director Corporate
                                             Communications BASF Group